SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 __________
SCHEDULE 13G (RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) ______________
(Amendment No. 11)*
The Estée Lauder Companies Inc.
(Name of Issuer)
Class A Common Stock, par value $.01 per share	518439 10 4
(Title of class of securities)	(CUSIP number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1 of 9 Pages Exhibit Index Appears on Page 8

U:\44090\0043\~3

CUSIP No.	518439 10 4	13G	Page 2 of 9

1	NAME OF REPORTING PERSONS:	Richard D. Parsons
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:	United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER:	16,878,011
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	16,878,011
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	16,878,011 ** SEE ITEM 4
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*	N/A [_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):	12.5% ** SEE ITEM 4
12	TYPE OF REPORTING PERSON:	IN

Item 1. Identity of Issuer
(a)	The name of the issuer is The Estée Lauder Companies Inc. (the “Issuer”).
(b)	The address of the Issuer’s principal executive office is 767 Fifth Avenue, New York, New York 10153.
Item 2. Identity of Person Filing
(a) - (c)

This report is being filed by Richard D. Parsons with a business address of 630 Fifth Avenue., Suite 21-66, New York, New York 10111 (the “Reporting Person”). The Reporting Person is a citizen of the United States of America.

(d) - (e)	This report covers the Issuer’s Class A Common Stock, par value $.01 per share (the “Class A Common Stock”). The CUSIP number of the Class A Common Stock is 518439 10 4.
Item 3.
Not Applicable.
Item 4. Ownership
(a)

At December 31, 2008, the Reporting Person beneficially owned 16,878,011 shares of Class A Common Stock as follows: (i) 2,221 shares of Class A Common Stock held directly by the Reporting Person, (ii) 48,725 shares of Class A Common Stock pursuant to options that were exercisable on December 31, 2008 (and the Reporting Person has no other options to acquire any common stock of the Issuer that will become exercisable within 60 days following December 31, 2008), (iii) 3,766,591 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”), held indirectly as the sole trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Estée Lauder and Joseph H. Lauder, as Grantors (the “Accumulation Trust”); (iv) 5,438,590 shares of Class B Common Stock as the sole trustee of Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor (the “ALZ 2000 Trust”)[1]; (v) 2,843,002 shares of Class B Common Stock held indirectly as the sole trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Ronald S. Lauder, as Grantor (the “Distribution Trust”); and (vi) 4,778,882 shares of Class B Common Stock held indirectly as the sole trustee of the Jane A. Lauder 2003 Revocable Trust

_________________________

1  January 5, 2009, the ALZ 2000 Trust distributed 5,152,545 shares of Class B Common Stock to the Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust, Aerin Lauder Zinterhofer as trustee (the “ALZ 2008 Trust”). Correspondingly, a Schedule 13D was filed on behalf of the ALZ 2008 Trust to report the distribution received by the ALZ 2008 Trust on January 14, 2009. As a result, as of January 5, 2009, the number of shares of Class B Common Stock held indirectly by the Reporting Person as the sole trustee of the ALZ 2000 Trust was 286,045.

Page 3 of 9 Pages

u/a/d November 6, 2003, Jane A. Lauder, as Grantor (the “JAL 2003 Trust”). The Reporting Person disclaims beneficial ownership of all such shares, except the ones he holds directly or pursuant to options that were exercisable on December 31, 2008 (and the Reporting Person has no other options to acquire any common stock of the Issuer that will become exercisable within 60 days following December 31, 2008).

(b)

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 16,878,011 shares of Class A Common Stock, which would constitute 12.5% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 50,946 shares of Class A Common Stock and the 16,827,065 shares of Class B Common Stock for which the Reporting Person has voting power constitute 18.7% of the aggregate voting power of the Issuer.

(c)

The Reporting Person has sole voting and dispositive power with respect to (i) the 2,221 shares of Class A Common Stock he holds directly and the 48,725 shares of Class A Common Stock that the Reporting Person has the right to acquire pursuant to options that are exercisable within 60 days as of January 1, 2009, (ii) the 3,766,591 shares of Class B Common Stock held indirectly as the sole trustee of the Accumulation Trust, (iii) the 5,438,590 shares of Class B Common Stock held indirectly as the sole trustee of the ALZ 2000 Trust[2], (iv) the 2,843,002 shares of Class B Common Stock held indirectly as the sole trustee of the Distribution Trust, and (v) the 4,778,882 shares of Class B Common Stock held indirectly as the sole trustee of the JAL 2003 Trust.

_________________________

2  Ibid.

Page 4 of 9 Pages

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person

Aerin Lauder and Jane Lauder, as beneficiaries of the Accumulation Trust and the Distribution Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (i) the 3,766,591 shares of Class B Common Stock owned by the Accumulation Trust and (ii) the 2,843,002 shares of Class B Common Stock owned by the Distribution Trust. Aerin Lauder, as beneficiary of the ALZ 2000 Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 5,438,590 shares of Class B Common Stock owned by the ALZ 2000 Trust[3]. Jane Lauder, as beneficiary of the JAL 2003 Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 4,778,882 shares of Class B Common Stock owned by the JAL 2003 Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.
Item 8. Identification and Classification of Members of the Group

The Reporting Person, in his capacity as trustee of various trusts, is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Reporting Person is the designee of Ronald S. Lauder. The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

_________________________

3  Ibid.

Page 5 of 9 Pages

Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
Not Applicable.

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2009

/s/ Richard D. Parsons
Richard D. Parsons

Page 7 of 9 Pages

EXHIBIT INDEX

Exhibit A	--	List of Parties to the Stockholders’ Agreement

Page 8 of 9 Pages

EXHIBIT A

List of Parties to the Stockholders’ Agreement

Leonard A. Lauder, (a) individually and (b) as Trustee of The Estée Lauder 2002 Trust

Ronald S. Lauder, (a) individually, (b) as Trustee of The Descendents of Ronald S. Lauder 1966 Trust and (c) as Trustee of The Estée Lauder 2002 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder and (f) as Trustee of the Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary M. Lauder, Settlor

LAL Family Partners L.P.

Joel S. Ehrenkranz, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estée Lauder and Joseph H. Lauder, as Grantors, (b) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Ronald S. Lauder, as Grantor, (c) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor, (d) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT and (e) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor.

Ira T. Wender, as Trustee of The Estée Lauder 2002 Trust

The Estée Lauder Companies Inc.

The Ronald S. Lauder Foundation

The Rockefeller Trust Company (Delaware) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT

Aerin Lauder Zinterhofer, as Trustee of the Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust

Page 9 of 9 Pages